SECOND SUPPLEMENT TO

OFFERING MEMORANDUM

Wickes Inc.

Offer to Exchange Cash and 10% Convertible Notes Due 2007 or 10% Convertible Notes Due 2007 for all outstanding 11 5/8% Senior Subordinated Notes Due 2003	Cash Tender Offer for all outstanding 11 5/8% Senior Subordinated Notes Due 2003

THE EXCHANGE OFFER AND THE CASH TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, DECEMBER 30, 2003, UNLESS EXTENDED, WHICH WE REFER TO AS THE EXPIRATION DATE. WITHDRAWAL RIGHTS FOR ACCEPTANCES OF THE EXCHANGE OFFER AND THE CASH TENDER OFFER WILL EXPIRE AT THAT TIME, UNLESS THE EXPIRATION DATE IS EXTENDED.

      This second supplement to offering memorandum relates to our offer to exchange either (i) cash and our 10% Convertible Notes due 2007 or (ii) our 10% Convertible Notes due 2007 for all $21,123,000 principal amount of our outstanding 11 5/8% Senior Subordinated Notes due 2003 and our offer to purchase for cash all of our outstanding 11 5/8% Senior Subordinated Notes due 2003, in each case on the terms and subject to the conditions described in this supplement and in the offering memorandum dated November 4, 2003, which we refer to as the original offering memorandum. We refer to our existing 11 5/8% Senior Subordinated Notes due 2003 as the existing notes, and to our 10% Convertible Notes due 2007 as the new notes. We also refer to the indenture governing the existing notes as the existing indenture.

      We have increased the consideration being offered in the exchange offer and have added a cash purchase option. If you elect to participate in the exchange offer, you may elect to receive, for each $1,000 principal amount of existing notes tendered, either (i) $500 in cash and $250 principal amount of new notes (which we refer to as the cash and new note option) or (ii) $1,250 principal amount of new notes (which we refer to as the new note option). If you elect to participate in the cash tender offer, you will receive, for each $1,000 principal amount of existing notes tendered, $650 in cash (which we refer to as the cash option). In any case, if the offers are completed, you will also receive accrued and unpaid interest on your existing notes at the existing coupon rate from June 16, 2003, the last interest payment date, through the closing date of the offers.

      To date, holders of $9,388,000, or approximately 44.4%, of the outstanding principal amount of existing notes have tendered their notes for exchange.

      You may elect to participate in the cash and new note option, the new note option or the cash option, or any combination of these options. Participation in the offers may only be in existing note denominations of $1,000 and integral multiples thereof.

      We commenced the exchange offer on November 4, 2003 because we did not expect to generate sufficient cash from operations to pay the existing notes when they matured on December 15, 2003. Because all existing notes were not tendered in the exchange offer and we were not otherwise able to purchase or repay the existing notes on or before the maturity date, we defaulted on our payment obligation. As a result, an event of default has occurred on our obligations under the existing indenture as well as under all of our other indebtedness. Therefore, in addition to the indebtedness currently due under the existing notes, the principal and accrued interest due on all of our other indebtedness (approximately $98,092,000 as of September 27, 2003), if accelerated, will become immediately due and payable. However, the lenders under our senior credit facility have waived the event of default under our senior credit facility resulting from our payment default on the existing notes until the earlier to occur of (i) January 15, 2004, (ii) the date on which any holder of existing notes takes any action to enforce its rights or remedies under the existing indenture, (iii) the date on which any holder of our senior secured notes due 2005, which we refer to as our senior secured notes, takes any action to enforce its rights or remedies under the indenture governing our senior secured notes, (iv) the date on which the exchange offer is terminated or amended in any material respect not acceptable to the lenders or (v) the occurrence of any other event of default under the senior credit facility.

      The indenture governing our senior secured notes provides that the holders of a majority in principal amount of our senior secured notes may waive an existing event of default and its consequences. Holders of approximately 49.6% of the $36,900,000 of senior secured notes currently outstanding have agreed to waive until January 31, 2004 the default under the senior secured notes indenture, and we are currently seeking waivers from the remaining $150,166 principal amount of senior secured notes required under the indenture. There can be no assurance that we will obtain the additional waivers.

      Unless all existing notes are tendered in the offers or we are otherwise able to purchase or repay the existing notes, we will be unable to cure the events of default under the existing indenture, our senior credit facility and the indenture governing our senior secured notes. As a result, we may seek to file a voluntary petition, or may have an involuntary petition filed against us by our creditors in a bankruptcy court under the U.S. Bankruptcy Code. It is difficult to predict the outcome of bankruptcy proceedings but, as described under “Summary — Our Liquidity Crisis” in the original offering memorandum, it is likely you would lose all or a substantial portion of your investment in your existing notes in connection with any such proceeding. Our board has concluded, based on the liquidation analysis described on pages 5 through 8 of the original offering memorandum, that the amount of cash being offered in the cash and new note option is approximately $267 more than the estimated amount a holder of $1,000 principal amount of existing notes would receive in an orderly liquidation of the company and $500 more than a holder of $1,000 principal amount of existing notes would receive in a forced liquidation of the company. In addition, based on this liquidation analysis, our board has concluded that the amount of cash being offered in the cash option is approximately $417 more than the estimated amount a holder of $1,000 principal amount of existing notes would receive in an orderly liquidation of the company and $650 more than a holder of $1,000 principal amount of existing notes would receive in a forced liquidation of the company.

      Neither the new notes nor the common stock into which the new notes may be converted have been approved or disapproved by the Securities and Exchange Commission, any state or foreign securities authority or any other regulatory authority, nor has the SEC or any such authority passed upon the fairness or merits of these transactions or upon the accuracy or adequacy of the information contained in this second supplement to offering memorandum. Any representation to the contrary is unlawful.

      Any questions regarding the terms of this second supplement to offering memorandum or the original offering memorandum should be directed to the company at (847) 367-3414 or (800) 360-9457.

      The date of this second supplement to offering memorandum is December 16, 2003.

SOURCE OF FUNDS FOR THE OFFERS

      Imagine Investments, Inc. has amended its funding commitment and has agreed, subject to the satisfaction or waiver of certain conditions, to provide up to $10,500,000 of financing solely to enable us to make cash payments to holders of our existing notes who elect to participate in either the cash and new note option or the cash option. However, if holders of all $21,123,000 principal amount of existing notes elect to receive the cash option, we will require an aggregate of $13,729,950 to purchase all existing notes. Because Imagine’s funding commitment is limited to $10,500,000 and the lenders under our senior credit facility have not consented to the consummation of the offers or to our borrowing funds under our senior credit facility for payment of existing notes, we have amended the financing condition described in the original offering memorandum, and the consummation of the offers is now subject to the funding of an additional term loan under our senior credit facility or our entering into other financing arrangements (which may include additional borrowings under our senior credit facility) pursuant to which we will borrow all funds required to be paid to holders of existing notes who elect to participate in the cash and new note option or the cash option. There can be no assurance that, if required, financing in excess of that to be provided by Imagine will be available or, if available, that the terms of such financing will be acceptable to the company.

FEDERAL INCOME TAX CONSEQUENCES

      The following discussion summarizes certain material United States federal income tax consequences to the holders of existing notes who tender their existing notes for cash. This discussion is subject to the qualifications and limitations described and the other matters discussed under “Federal Income Tax Consequences” in the original offering memorandum.

      Holders of the existing notes are urged to consult their tax advisors as to the specific tax consequences to them of the transactions we describe in this second supplement to offering memorandum, including applicable federal, state, local and foreign tax consequences of such transactions in their particular circumstances.

Gain or Loss

      A holder of existing notes who tenders existing notes for cash in the cash tender offer will recognize gain or loss. A holder’s gain or loss will be in an amount equal to the difference between (a) the tendering holder’s adjusted tax basis in the existing notes and (b) the amount of cash received in payment for the existing notes.

      Where gain or loss is recognized by a tendering holder, the character of such gain or loss as long-term or short-term capital gain or as ordinary income or loss will be determined by a number of factors. These factors include the tax status of the tendering holder, whether the existing notes constitute capital assets in the hands of the tendering holder and how long the existing notes have been held, whether any amount of the payment received by the tendering holder is received in satisfaction of accrued interest on the existing notes, whether the existing notes were acquired at a market discount, and whether and to what extent the tendering holder previously claimed a bad debt deduction. Any capital gain or loss recognized by a tendering holder would be long-term capital gain or loss if the tendering holder’s holding period for the existing notes exceeded one year.

      Generally, gain realized on net long term capital gains is subject to a preferential tax rate for certain taxpayers (including individuals). A tendering holder who purchased existing notes from a prior holder at a market discount may be subject to the market discount rules of the Tax Code. Under the market discount rules, any gain (subject to a de minimis exception), recognized on the tender of existing notes having market discount generally would be characterized as ordinary income to the extent of the accrued market discount on such existing notes as of the date of the tender, assuming that the tendering holder made no election to amortize the market discount into income on a current basis with respect to any existing notes subject to a market discount.

Tax Consequences to Wickes

      We will realize income from cancellation of debt as a result of the cash tender offer to the extent the outstanding balance (principal plus accrued but unpaid interest) of the existing notes exceeds the cash payment made for existing notes. We will be required to include such income in our gross income for federal income tax purposes, although we anticipate that we will have sufficient net operating losses carryovers or losses incurred in the taxable year of the cash payment to be able to offset such income.

PROCEDURE FOR CHANGING YOUR ELECTION
OR TENDERING NOTES

      If you have already tendered your existing notes pursuant to the exchange offer, have not withdrawn your existing notes and do not wish to elect to receive a different form of consideration in the offers, you do not need to take any further action to receive cash and new notes or new notes (at the new exchange rate).

      If you have already tendered your existing notes but would like to elect to receive a different form of consideration than the form you previously elected, you must complete, execute and deliver either the enclosed Amended Letter of Transmittal or the enclosed Letter of Instructions (attached to the Letter to Clients), whichever is applicable to you, check the box indicating that you have previously tendered your existing notes and indicating the new form(s) of consideration you would like to receive.

      If you wish to tender your existing notes but have not yet done so, you should follow the instructions included in the enclosed accompanying documents.

      Amended letters of transmittal, certificates for the existing notes and any other required documents should be sent by each holder or its broker, dealer, commercial bank, trust company or other nominee to the exchange agent:

HSBC Bank USA

Lower Level
One Hanson Place
Brooklyn, New York 11243
Ref: Issuer Services
Attn: Paulette Shaw

By Facsimile:

(718) 488-4488

Confirm by Telephone:

(718) 488-4475

      Any questions regarding procedures for tendering existing notes or requests for additional copies of this second supplement to offering memorandum or the original offering memorandum and amended letters of transmittal should be directed to the Information Agent:

D. F. King & Co., Inc.

48 Wall Street
New York, New York 10005
Toll-Free Telephone: (888) 869-7406

      Any questions regarding the terms of this second supplement to offering memorandum or the original offering memorandum should be directed to the company:

Wickes Inc.

706 North Deerpath Drive
Vernon Hills, Illinois 60061
(847) 367-3414
Toll-Free Telephone: (800)360-9457
James A. Hopwood
Senior Vice President and
Chief Financial Officer